UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).   Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-214241) OF THE REGISTRANT.

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit
1.1	Underwriting Agreement, dated October 24, 2017, among Golar LNG Partners LP, Golar GP LLC, Golar Partners Operating LLC, Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated
4.1	Third Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated October 31, 2017
5.1	Opinion of Seward & Kissel LLP as to the validity of the securities
8.1	Opinion of Vinson & Elkins L.L.P. as to certain U.S. federal tax matters
8.2	Opinion of Seward & Kissel LLP as to certain Marshall Islands tax matters

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: October 31, 2017	By:	/s/ Graham Robjohns
Graham Robjohns
Principal Executive Officer

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